UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                 SEC FILE NUMBER

                                   FORM 12b-25                     333-132597

                           NOTIFICATION OF LATE FILING            CUSIP NUMBER

                                                                   86876A 107

(Check one): |_| Form 10-K  |_| Form 20-F   |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

             For Period Ended: March 31, 2008
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             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:
                                              ----------------------------------

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Surfect Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable

180 West Broadway Road
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Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85282
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a)   The reason described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
      |           N-CSR, or portion thereof, will be filed on or before the
|X|   |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report or transition report on Form 10-Q
      |           or subject distribution report on Form 10-D,or portion
      |           thereof, will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As a result of certain internal issues and due to the inability to hold a required Audit Committee meeting, Surfect Holdings needs additional time to file its March 31, 2008 Form 10-Q.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Michael D. Harris                561                689-4441
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                 (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  Yes |X| No |_|
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Annex A.

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                             Surfect Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2008           By: /s/ Anthony M. Maffia, Jr.
                                 -----------------------------------------------
                                 Anthony M. Maffia, Jr., Chief Financial Officer

                             Annex A to Form 12b-25

      Our net loss increased from $1,460,413 for the quarter ending March 31, 2008 as compared to $1,033,362 for the same period in 2007. This increase was as a result of an increase in stock based compensation paid to employees and non-employees of approximately $683,000.